UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________

Schedule TO

___________________

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 6)

Petrobras Argentina S.A.

(Name of Subject Company (Issuer))

Pampa Energía S.A.

EMES ENERGÍA ARGENTINA LLC

GRUPO MTRES S.A.

Marcelo Mindlin

DamiÁn Mindlin

Gustavo Mariani

 Ricardo Torres

(Name of Filing Person (Offeror))

Pampa Energy Inc.

(Translation of Filing Person’s Name into English)

Class B Shares held by U.S. Persons, par value 1.00 Argentine peso per share, and
American Depositary Shares, each American Depositary Share representing 10 Class B Shares

(Title of Class of Securities)

Class B Shares (ISIN: ARPERE010103)
American Depositary Shares (CUSIP: 71646J109)

(CUSIP Number of Class of Securities)

Diego Martín Salaverri c/o Pampa Energía S.A. Maipú 1 C1084ABA, City of Buenos Aires Argentina +54-11-4344-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
With a copy to: Juan G. Giráldez, Esq. Adam J. Brenneman, Esq. Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, New York 10006 (212) 225-2000

CALCULATION OF FILING FEE

Transaction Valuation(1) U.S.$144,529,139.33	Amount of Filing Fee(2) U.S.$14,554.08

(1)	Estimated for purposes of calculating the filing fee pursuant to Rule 0-11(d) only. The Transaction Value is equal to the product of (i) U.S.$6.24, the average of the high and low sale prices per American Depositary Share, each representing 10 Petrobras Argentina S.A. (“Petrobras Argentina”) Class B Shares, as reported on the New York Stock Exchange on August 8, 2016, divided by 10, and (ii) 231,802,950, the number of Petrobras Argentina Class B Shares held by U.S. Persons (as defined herein) (including those represented by American Depositary Shares) eligible to be tendered in the U.S. Cash Tender Offer (as defined herein) (as of May 27, 2016).
(2)	The amount of the filing fee, calculated in accordance with Rule 0-11(d), equals 0.0001007 of the transaction valuation.
☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: U.S.$14,554.08	Filing Party: Pampa Energía S.A.
Form or Registration No.: Form F-4	Date Filed: August 10, 2016

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to 13e-4.
☒	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☒	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Amendment No. 6 (this “Amendment”) amends and supplements the Tender Offer Statement on combined Schedule TO and Schedule 13E-3 under cover of Schedule TO filed with the U.S. Securities and Exchange Commission (the “SEC”) by Pampa Energía S.A. (“Pampa”) on September 21, 2016, as further amended (the “Schedule TO”). This Amendment relates to the offer by Pampa, Emes Energía Argentina LLC, Grupo Mtres S.A., Marcelo Mindlin, Damián Mindlin, Gustavo Mariani and Ricardo Torres (the “Co-Filers”) to purchase any and all outstanding Class B Shares, par value Ps.1.00 per share (“PESA Shares”), held by U.S. Persons (as defined herein) (the “U.S. Cash Tender Offer”).

The U.S. Cash Tender Offer was made on the terms and conditions set forth in the prospectus dated August 10, 2016 (as amended on October 7, 2016, the “Prospectus”) attached hereto as Exhibit (a)(4)(i) and incorporated herein by reference, and in the related documents. The Prospectus was also filed by Pampa in connection with an offer to exchange outstanding PESA Shares held by U.S. Persons and outstanding American depositary shares, each representing 10 PESA Shares (“PESA ADSs” and, together with the PESA Shares, the “PESA Securities”), for Pampa Common Shares, par value Ps.1.00 per share, and American depositary shares, each representing 25 Pampa Shares, under the terms and conditions set forth therein (the “U.S. Exchange Offer” and, together with the U.S. Cash Tender Offer, the “U.S. Offers”). The U.S. Offers were made in conjunction with an offer by Pampa in Argentina for all outstanding PESA Shares (but not PESA ADSs, unless holders of PESA ADSs first converted their PESA ADSs into PESA Shares, which requires holders to surrender their PESA ADSs to JPMorgan Chase Bank N.A., as depositary for the PESA ADSs) (the “Argentine Offer,” and together with the U.S. Offers, the “Offers”). The Offer Cash Consideration (as defined in the Prospectus) offered in the Argentine Offer was the same as the Offer Cash Consideration offered in the U.S. Cash Tender Offer, payable in each case in Argentine pesos in Argentina. This Amendment is intended solely for holders of PESA Shares that are U.S. Persons. The information set forth in the Prospectus is incorporated herein by reference with respect to Items 1 through 11 of this Amendment. This Amendment is being filed on behalf of Pampa and the Co-Filers.

As used herein, a “U.S. Person” means: (1) any individual resident in the United States; (2) any partnership or corporation organized or incorporated in the United States; (3) any estate of which any executor or administrator is a U.S. Person; (4) any trust of which the trustee is a U.S. Person; (5) any agency or branch of a foreign entity located in the United States; (6) any non-discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary for the benefit or account of a U.S. Person; (7) any discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary organized, incorporated or (if an individual) resident in the United States; and (8) any partnership or corporation if (A) organized or incorporated under the laws of any foreign jurisdiction and (B) formed by a U.S. Person for the purpose of investing in securities not registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), unless it is organized or incorporated, and owned by accredited investors (as defined in Rule 501(a) under the Securities Act); excluding, in each case, persons deemed not to be “U.S. persons” pursuant to Rule 902(k)(2) of Regulation S under the Securities Act.

This Amendment is being filed to amend and supplement Items 8 and 12 as reflected below. Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged.

Item 8.          Interest in Securities of the Subject Company.

Item 8 of the Schedule TO is hereby amended and supplemented by adding the following:

The Offers expired at 5:00 p.m., New York City time on November 14, 2016. Based on a final count by SBS Trading S.A., the agent for the Argentine Offer and the U.S. Cash Tender Offer, and The Bank of New York Mellon, the agent for the U.S. Exchange Offer, the results of the Offers are as follows:

U.S. and Argentine Exchange Offers:

  Number of PESA Shares validly tendered and not withdrawn: 53,862,567 PESA Shares
  Number of PESA ADSs validly tendered and not withdrawn: 21,388,145 PESA ADSs

U.S. and Argentine Cash Tender Offers:

  Number of PESA Shares validly tendered and not withdrawn: 311,669,706 PESA Shares,

All PESA Shares and PESA ADSs that were validly tendered and not withdrawn were accepted for exchange or payment, as applicable, in accordance with the terms of the Prospectus, the Argentine Offer’s offer documents and applicable law.

On November 25, 2016, Pampa issued a press release announcing the settlement of the Offers, a copy of which is attached as Exhibit (a)(1)(xi) hereto.

Item 12.          Exhibits.

Item 12 of this Schedule TO is hereby amended and supplemented by adding the following:

(a)(1)(xi)	Text of Press Release issued by Pampa on November 25, 2016.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 25, 2016

PAMPA ENERGÍA S.A.
By:	/s/ Gustavo Mariani
Name:	Gustavo Mariani
Title:	Authorized Signatory

By:	/s/ Marcos Marcelo Mindlin
Name:	Marcos Marcelo Mindlin
Title:	Authorized Signatory

EMES ENERGÍA ARGENTINA LLC
By:	/s/ Damián Miguel Mindlin
Name:	Damián Miguel Mindlin
Title:	Authorized Signatory

GRUPO MTRES S.A.
By:	/s/ Damián Miguel Mindlin
Name:	Damián Miguel Mindlin
Title:	Authorized Signatory

MARCOS MARCELO MINDLIN
/s/ Marcos Marcelo Mindlin

DAMIÁN MIGUEL MINDLIN
/s/ Damián Miguel Mindlin

GUSTAVO MARIANI
/s/ Gustavo Mariani

RICARDO ALEJANDRO TORRES
/s/ Ricardo Alejandro Torres

EXHIBIT INDEX

(a)(1)(xi)	Text of Press Release issued by Pampa on November 25, 2016.